                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                    FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

For the period from January 1, 2002 to July 1, 2002


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
                               ------------    --------------

Commission file number   1-2516

            A. Full title of the plan and the address of the plan, if different from that of issuer named below:

                PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              PHARMACIA CORPORATION
                               100 Route 206 North
                            Peapack, New Jersey 07977

                PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN

                              FINANCIAL STATEMENTS

               FOR THE PERIOD FROM JANUARY 1, 2002 TO JULY 1, 2002

                PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN

                              Financial Statements

                                Table of Contents

                                                                                   Page
Report of Independent Accountants                                                     1

Financial Statements:

     Statements of Net Assets Available for Benefits as of July 1, 2002 and
         December 31, 2001                                                            2

     Statement of Changes in Net Assets Available for Benefits for the
         Period From January 1, 2002 to July 1, 2002                                  3

     Notes to Financial Statements                                                    4

       NOTE: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to the Pharmacia Corporation Savings and Investment Plan.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Pharmacia Corporation Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pharmacia Corporation Savings and Investment Plan (the "Plan") at July 1, 2002 and December 31, 2001 and the changes in net assets available for benefits for the period from January 1 to July 1, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Effective July 1, 2002, the Plan merged with the Pharmacia and Upjohn Employee Savings Plan to form a new plan named the Pharmacia Savings Plan. Refer to the notes to the financial statements for additional information.

PricewaterhouseCoopers LLP
December 20, 2002

PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JULY 1, 2002 AND DECEMBER 31, 2001
(Dollars in thousands)


                                                                        JULY 1,        DECEMBER 31,
                                                                         2002             2001
                                                                         ----             ----
ASSETS:

   Investment in the Pharmacia Corporation and Monsanto Company
   Defined Contribution and Employee Stock Ownership Master Trust      $       --      $1,440,081*
                                                                       ----------      ----------
         Total investments                                                     --       1,440,081
                                                                       ----------      ----------

RECEIVABLES:
   Company contributions                                                       --             286
   Participant contributions                                                   --             743
                                                                       ----------      ----------
         Total receivables                                                     --           1,029
                                                                       ----------      ----------

         Total assets                                                          --       1,441,110
                                                                       ----------      ----------

LIABILITIES:
   ESOP debt                                                                   --          31,617
                                                                       ----------      ----------

         Total liabilities                                                     --          31,617
                                                                       ----------      ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                 $       --      $1,409,493
                                                                       ==========      ==========

*Individual investment securities which represent 5% or more of net assets available for plan benefits.

The above statements should be read in conjunction with the accompanying Notes to Financial Statements.

PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM JANUARY 1, 2002 TO JULY 1, 2002
(Dollars in thousands)

                                                                                          PERIOD FROM
                                                                                          JANUARY 1 TO
                                                                                          JULY 1, 2002
                                                                                          ------------
ADDITIONS:
   Additions to net assets attributed to:
     Investment income (loss):
       Plan Interest in the Pharmacia Corporation and Monsanto Company Defined
          Contribution and Employee Stock Ownership Master Trust Net Investment Loss      $   (92,254)
       Interest on participants' loans                                                            394
                                                                                          -----------

         Total investment loss                                                                (91,860)
                                                                                          -----------

     Contributions:
       Participant                                                                             20,545
       Rollovers                                                                                6,784
       Company                                                                                  2,372
                                                                                          -----------

         Total additions (reductions)                                                         (62,159)
                                                                                          -----------

DEDUCTIONS:
   Deductions from net assets attributed to:
     Benefits paid to participants                                                             90,692
     Plan expenses                                                                              2,384
     Interest expense on ESOP debt                                                              1,013
     Transfer to New Pharmacia Plan                                                         1,253,245
                                                                                          -----------

         Total deductions                                                                   1,347,334
                                                                                          -----------

       Net decrease                                                                        (1,409,493)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of period                                                                      1,409,493
                                                                                          -----------
   End of period                                                                          $        --
                                                                                          ===========

The above statement should be read in conjunction with the accompanying Notes to Financial Statements.

PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 2002 TO JULY 1, 2002

1.    Summary of Significant Accounting Policies

      The accompanying financial statements of the Pharmacia Corporation Savings and Investment Plan (the "Plan") have been prepared on the accrual basis of accounting.

      Fixed income fund investments in guaranteed investment contracts, issued by insurance companies, are valued at contract value plus accrued interest because these investments have fully benefit-responsive features. Investments other than guaranteed investment contracts are stated at fair values, which are generally determined by quoted market prices. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the period, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

      The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on these investments.

      Benefit payments are recorded when paid.

      The Plan pays certain outside service provider expenses (e.g. recordkeeping and trustee fees) incurred in the operation of the Plan. Investment manager fees are paid by the Plan and are included in Administrative Expenses. Certain other expenses are paid by the Company.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

      The Plan provides for various investment options in any combination of stocks, mutual funds, common/collective trusts, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

2.    Information Regarding the Plan

      GENERAL
      The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      ADMINISTRATION
      Pharmacia Corporation ("Pharmacia" or the "Company") is the sponsor of the Plan. The Global Employee Benefits Oversight Committee and the Administrative Committee -- U.S. Plans are responsible for administering plan operations in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA") plan documents. The Global Benefits Investment Committee is responsible for monitoring plan investments.

      The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant. Employees are generally eligible to participate in the Plan as soon as administratively possible. The cost of Plan administration is borne partially by Plan participants and partially by Pharmacia (the Plan sponsor). The trustee of the Plan is The Northern Trust Company.

      Effective as of July 1, 2001, the account balances of the Plan that were allocated to the accounts of certain employees and former employees of Monsanto Company were transferred to the Monsanto Company Savings and Investment Plan (the "Monsanto SIP"). The allocation of these assets was based on the actual participant account balances, by investment fund, as of July 1, 2001. All investment income and gains/(losses) through December 31, 2001, were subsequently allocated based on the actual participant account balances, by investment fund, as of December 31, 2001. The assets underlying these accounts continued to be held in a master trust serving both the Plan and the Monsanto SIP.

      On June 28, 2001, the Global Employee Benefits Oversight Committee approved the amendment and restatement of the Pharmacia & Upjohn Employee Savings Plan, to be effective July 1, 2002. The Committee also approved the merger of the Plan, with and into this new plan, to be named the Pharmacia Savings Plan (the "New Pharmacia Plan"), effective July 1, 2002. In order to effect this merger, assets and liabilities from the Plan's Master Trust representing the Plan's interest and obligations in and under the Master Trust were transferred to The New Pharmacia Plan's Master Trust and The New Pharmacia Plan's ESOP Trust for Pharmacia Common Stock. The New Pharmacia Plan includes the Retirement Choice Program and New Investment Options. Under the Retirement Choice program, participants have a choice of two retirement benefit options. Option 1 offers additional Pension Plan benefits and Option 2 offers additional Savings Plan benefits. Participants receive a pension and savings benefit under either option and can choose between Options 1 and 2 on an annual basis. In addition, the New Pharmacia Plan offers New Investment Options in the form of eight core investment funds and four pre-mixed investment funds. The eight core investment funds are the Income Fund, the Core Bond Fund, the Value Stock Fund, the Large Company Stock Fund, the Growth Stock Fund, the Mid-Small Company Stock Fund, the International Stock Fund, and Pharmacia Common Stock Fund. The pre-mixed funds are the Conservative Pre-Mixed Fund, the Moderate Pre-Mixed Fund, the Moderately Aggressive Pre-Mixed Fund and the Aggressive Pre-mixed Fund. These funds offer varying degrees of risk and return. They are invested in the Core Bond Fund, the Large Company Stock Fund, the Mid-Small Company Stock Fund, and the International Stock Fund in predetermined percentages to form the funds. All Plan assets were invested in the New Investment Options as of July 1, 2002.

      As of the date of the Plan's merger with the New Pharmacia Plan, participants became 100% vested in their Plan balances.

      PARTICIPANT ACCOUNTS
      Each participant's account is credited with the participant's contributions, Company contributions, and Plan earnings/(losses). Participants' accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

      CONTRIBUTIONS AND VESTING
      The Plan provides for voluntary employee contributions generally ranging from 1% to 16% of an employee's eligible pay. Employees have an option to make before-tax contributions or after-tax contributions. Subject to Internal Revenue Service discrimination tests, contributions may be all before-tax, all after-tax, or a combination of both. Generally, employee contributions to the Plan may be invested in 1% increments and allocated in any combination to the following investment fund types: a fixed income fund, a balanced fund consisting of both fixed income and equity securities, a growth and income equity fund, an international equity fund, a growth equity fund, a U.S. equity index fund or the employer stock fund, which invests in Pharmacia common stock. In addition, the Plan includes four asset allocation funds which allow participants varying degrees of risk and return, including (in order of risk tolerance -- least to greatest), the Conservative Portfolio Fund, the Moderate Portfolio Fund, the Moderately Aggressive Portfolio Fund, and the Aggressive Portfolio Fund. Investments in the U.S Equity Index Fund, the Balanced Fund, the Growth and Income Equity Fund, the Growth Equity Fund, the Fixed Income Fund and the International Equity Fund are used in predetermined mixes to form the asset allocation funds. As a result of the spin-off of Solutia, Inc., a former subsidiary of the former Monsanto Company, prior to 1998, certain participants' accounts received common stock of Solutia. This stock is maintained in the

      Non-Employer Stock fund and no contributions either employee or employer, subsequent to the spinoff can be made to this fund.

      The before-tax option allows participants to elect to make before-tax contributions from gross pay before most income taxes are deducted. The participants generally cannot withdraw before-tax contributions until age 59 1/2, retirement, disability, death or termination of employment. After-tax contributions are made from participants' pay after income taxes are deducted. Withdrawal of after-tax employee contributions can be made with no penalty. Participants may change the amounts of their contributions and transfer their contributions among the investment options. Active participants who are at least age 50 and are fully vested may elect to have all or a part of the employer portion of their Pharmacia Common Stock Fund accounts sold and the proceeds invested in other investment funds (excluding the Non-employer Stock Fund).

      Employee contributions to the Plan, up to a maximum of 7% of eligible pay, generally are matched 60% by Pharmacia. In December 2001, Pharmacia made discretionary performance contributions of an additional 20% of the first 10% of eligible pay. Employer contributions and related earnings are invested solely in Pharmacia common stock. In part, this is accomplished through an Employee Stock Ownership Plan (ESOP) feature added to the Plan in October 1991. Dividends paid on Pharmacia common stock are reinvested. Prior to the merger of the Plan into the New Pharmacia Plan, Employer contributions vested and became non-forfeitable at the rate of 20% per year of service, such that employer contributions are 100% vested after five years of service. Upon completing five years of participation in the Plan, all Employer matched amounts could also be withdrawn. A participant who had less than five years of participation in the Plan could not withdraw Employer matching contributions received during the last 24 months and Employer matching contributions that had not vested.

      LEVERAGED ESOP
      In 1991, in connection with the ESOP component, the Plan issued $100 million in amortizing notes and $100 million in amortizing debentures, both guaranteed by Pharmacia (the "Public Debt"), and borrowed $50 million from Pharmacia (the "Internal Debt"). In January 1992, the proceeds from the borrowings were used to purchase approximately 18.5 million shares of common stock from Pharmacia at the average price of $13.40 per share. This stock is released for allocation to participant accounts in accordance with the terms of the Plan as interest and principal on the borrowings are paid. In 1996 and 1997, the Plan borrowed an additional $3.7 million and $4.3 million, respectively, from Pharmacia to make payments on existing ESOP borrowings.

      Pursuant to an Employee Benefits and Compensation Allocation Agreement, effective June 13, 2001, the Plan trust entered into separate Plan Separation, Loan, Assignment and Assumption Agreements with Pharmacia and Monsanto (the "Separation Agreements"). The Separation Agreements required the provision of two separate new loans by Pharmacia and Monsanto to the ESOP in order to permit the ESOP to redeem a portion of the remaining Public Debt and restructure the remaining Internal Debt. The terms of the new and restructured loans and the redemption of the Public Debt were negotiated and approved by U.S. Trust Company, N.A., acting as an independent fiduciary to the Plan for this purpose.

      Effective July 1, 2001, 54.6% of the unallocated assets held by the ESOP were transferred to a new trust established under a new qualified retirement plan, the Monsanto Company Savings and Investment Plan (the "New Monsanto SIP"). In connection with this transfer, the trust under the New Monsanto SIP assumed the Plan's obligations under the new loan held by Monsanto. The trust under the New Monsanto SIP also assumed the larger of the separate obligations that was created by restructuring the Internal Debt, which represents 54.6% of the outstanding June 29, 2001 principal balance of the Internal Debt.

      Following are the net assets and significant components of the changes in net assets related to the ESOP:

                                                                           (DOLLARS IN THOUSANDS)
                                                          JULY 1, 2002                              DECEMBER 31, 2001
                                            -------------------------------------        -------------------------------------
                                            ALLOCATED     UNALLOCATED       TOTAL        ALLOCATED     UNALLOCATED       TOTAL
                                            ---------     -----------       -----        ---------     -----------       -----
INVESTMENTS:
  Short-term investment funds               $      --      $      --      $      --      $     913      $      --      $     913
  Pharmacia Common Stock                           --             --             --        243,270         93,427        336,697
                                            ---------      ---------      ---------      ---------      ---------      ---------
      Total investments                            --             --             --        244,183         93,427        337,610
                                            ---------      ---------      ---------      ---------      ---------      ---------

RECEIVABLES:
  Dividends and interest receivable                --             --             --              2              3              5
                                            ---------      ---------      ---------      ---------      ---------      ---------
      Total receivables                            --             --             --              2              3              5
                                            ---------      ---------      ---------      ---------      ---------      ---------

LIABILITIES:
  Accrued Expenses                                 --             --             --             48             --             48
  Notes payable                                    --             --             --             --         31,617         31,617
                                            ---------      ---------      ---------      ---------      ---------      ---------
      Total liabilities                            --             --             --             48         31,617         31,665
                                            ---------      ---------      ---------      ---------      ---------      ---------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $      --      $      --      $      --      $ 244,137      $  61,813      $ 305,950
                                            =========      =========      =========      =========      =========      =========

                                                                   (DOLLARS IN THOUSANDS)
                                                        PERIOD FROM JANUARY 1, 2002 TO JULY 1, 2002
                                                        -------------------------------------------
                                                          ALLOCATED      UNALLOCATED        TOTAL
                                                          ---------      -----------        -----
ADDITIONS:
  Additions to net assets attributed to:
    Investment income (loss):
       Net depreciation                                   $ (28,843)      $ (10,436)      $ (39,279)
       Interest                                                  28               7              35
       Dividends                                              1,501             573           2,074
                                                          ---------       ---------       ---------
           Total investment loss                            (27,314)         (9,856)        (37,170)

    Company contributions                                        --           2,372           2,372
    Allocation of 195,143 shares of Common Stock for
      Company matching contributions                          8,193              --           8,193
                                                          ---------       ---------       ---------
           Total additions (reductions)                     (19,121)         (7,484)        (26,605)
                                                          ---------       ---------       ---------

DEDUCTIONS:
   Deductions from net assets attributed to:
    Benefits paid to participants                           (14,117)             --         (14,117)
    Plan expenses                                              (103)             --            (103)
    Interest on notes payable                                    --          (1,013)         (1,013)
    Transfers to other investment funds                      (4,962)             --          (4,962)
    Allocation of 195,143 shares of Common stock for
      Company matching contributions                             --          (8,193)         (8,193)
    Asset transfers, net                                   (205,834)        (45,123)       (250,957)
                                                          ---------       ---------       ---------
           Total deductions                                (225,016)        (54,329)       (279,345)
                                                          ---------       ---------       ---------

         Net decrease                                      (244,137)        (61,813)       (305,950)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     Beginning of period                                    244,137          61,813         305,950
                                                          ---------       ---------       ---------
     End of period                                        $      --       $      --       $      --
                                                          =========       =========       =========

      As of July 1, 2002 (the plan merger date), all unallocated shares and the three outstanding loans were transferred to the New Pharmacia Plan. As of July 1, 2002 the outstanding principal balance on the Plan's Public Debt was $8,179,080 (carrying an interest rate of 8.13% and maturing on December 15, 2006). In addition, the Plan carried two separate internal notes payable to Pharmacia. The outstanding principal balance of the first note as of July 1, 2002 was $20,071,153 (carrying an interest rate of 5.71% and maturing on December 15, 2006). The outstanding principal balance of the second note as of July 1, 2002 was $353,773 (carrying an interest rate of 7.00% and maturing on December 15, 2021). The Plan held 1,968,630 shares of unallocated Pharmacia Common Stock as of the date of plan merger.

      PARTICIPANT LOANS
      Most Plan participants can obtain loans from their accounts. A participant can borrow up to the legal limit of 50% of the total vested account balance (including the employer-contributed portion of the Pharmacia Common Stock Fund account), but not more than $50,000 minus the excess of the participant's highest outstanding loan balance during the last 12 months over the participant's outstanding loan balance on the date the loan is made. The minimum loan is $1,000. The interest rates are set quarterly and are based on the prime interest rates. Participants can establish a loan repayment schedule from 12 to 60 months.

3. Information Regarding the Pharmacia Corporation and Monsanto Company Defined Contribution and Employee Stock Ownership Master Trust ("Master Trust")

      Effective July 1, 2001, the Master Trust was formed and the assets of the Plan were collectively invested with the assets of the Monsanto SIP in the Master Trust. Within the Master Trust, each participating plan is entitled to a specific interest in the Master Trust's net assets and net earnings/(losses). At December 31, 2001 the Plan's specific interests in the total net assets of the Master Trust was approximately 49%. Effective July 1, 2002, all assets of the Master Trust were transferred out to the New Pharmacia Plan and the Monsanto SIP.

      The following table presents the fair values of investments for the Master Trust at July 1, 2002 and December 31, 2001:

                                                                (DOLLARS IN THOUSANDS)
                                                               JULY 1,        DECEMBER 31,
                                                                2002             2001
                                                                ----             ----
INVESTMENTS
   Cash and temporary investments                            $        --      $    54,636
   Mellon Daily Liquidity Stock Index Fund                            --          211,308
   Capital Guardian International Equity Fund                         --           83,897
   Debt Securities including U.S. Government securities               --           96,285
   Common stock -- Pharmacia Corporation                              --          934,258
   Common stock -- Solutia Inc.                                       --           22,143
   Common and preferred stock -- other                                --          691,730
   Guaranteed investment contracts                                    --          798,794
   Loans to participants                                              --           25,641
                                                             -----------      -----------

TOTAL INVESTMENTS                                                     --        2,918,692
Investment receivables                                                              2,257
Accrued expenses                                                      --           (1,812)
                                                             -----------      -----------

TOTAL                                                        $        --      $ 2,919,137
                                                             ===========      ===========

INVESTMENT INCOME (LOSS)                                           (DOLLARS IN
                                                                    THOUSANDS)
                                                                   PERIOD FROM
                                                                    JANUARY 1,
                                                                      2002 TO
                                                                   JULY 1, 2002
                                                                   ------------
Interest                                                             $  29,019
Dividends -- Pharmacia Corporation                                       6,535
Dividends -- other                                                       5,765
Net appreciation (depreciation) in fair value of investments:
   Common stock -- Pharmacia Corporation                              (106,568)
   Common stock -- other                                               (98,589)
   Mutual funds                                                        (30,835)
   Debt securities                                                       1,818
                                                                     ---------

TOTAL NET  INVESTMENT LOSS                                           $(192,855)
                                                                     =========

      Guaranteed Investment Contracts

      Within the Master Trust, the fixed income fund purchases benefit-responsive guaranteed investment contracts with various insurance companies to provide participants the issuers' commitment to repay principal plus resultant earnings. Effective June 1, 2002, the four existing separate synthetic guaranteed investment contracts were terminated and replaced with a single contract that uses three issuers:
      AEGON, State Street, and JPMorganChase. Effective July 1, 2002, the combined synthetic contract was transferred to the Pharmacia Savings Plan. The following summarizes the guaranteed investment contracts held within the Master Trust as of July 1, 2002 and December 31, 2001:

                                                         (DOLLARS IN THOUSANDS)
                                                             CONTRACT VALUE
GUARANTEED INVESTMENT CONTRACTS                          JULY 1,      DECEMBER 31,
                                                          2002           2001
                                                          ----           ----
AIG FINANCIAL PRODUCTS GROUP
Synthetic Guaranteed Investment Contract                $      --      $ 199,946

PACIFIC MUTUAL GROUP ANNUITY
Synthetic Guaranteed Investment Contract                       --        200,233

JPMORGANCHASE
Synthetic Guaranteed Investment Contract                       --        199,130

AEGON #ADA00233TR
Synthetic Guaranteed Investment Contract                       --        199,485

AEGON #CDA00003TR
Synthetic Guaranteed Investment Contracts Combined             --             --
(AEGON, State Street, and JPMorganChase)
                                                        ---------      ---------
TOTAL                                                   $      --      $ 798,794
                                                        =========      =========

      No gain or loss was realized as a result of the termination of the original four contracts on May 31, 2002. The contract value of the new, combined contract effective June 1, 2002 was the sum of the contract values of the terminated issuers.

The rate of return for the synthetic guaranteed investment contracts generally fluctuates with the return on the underlying assets. The average yields for the first five months of 2002 and the full year of 2001 were:

                                        PERIOD FROM
                                      JANUARY 1, 2002     FOR THE YEAR ENDED
                                      TO JULY 1, 2002     DECEMBER 31, 2001
                                      ---------------     -----------------
AIG Financial Products Group                6.09%                6.10%
Pacific Mutual Group Annuity                6.76%                6.54%
JPMorganChase                               7.32%                6.96%
AEGON #ADA00233TR                           6.03%                6.41%
                                            ----                 ----

      The interest rates as of July 1, 2002 and December 31, 2001 were:

                                        JULY 1, 2002       DECEMBER 31, 2001
                                        ------------       -----------------
AIG Financial Products Group                      --                   6.01%
Pacific Mutual Group Annuity                      --                   6.93%
JPMorganChase                                     --                   7.50%
AEGON #ADA00233TR                                 --                   6.98%
AEGON #CDA00003TR                              6.46%                      --
                                               ----                    -----

      Upon appropriate notification to the insurance company, the synthetic and separate account guaranteed investment contracts may be terminated.

      The Plan values these guaranteed investment contracts at contract value plus accrued interest. The total estimated fair value of guaranteed investment contracts was $824 million as of December 31, 2001. Fair values were estimated using appropriate valuation techniques based on information available as of December 31, 2001. The fair value estimates are not necessarily indicative of values the Plan could realize in the current market.

      The above-mentioned guaranteed investment contracts, Pharmacia Corporation common stock, and shares of the Mellon Daily Liquidity Stock Index Fund, represent the only investments of the Plan which were individually greater than 5% of the Plan's net assets.

      Nonparticipant-Directed Investments

      Except for a portion of the employer stock fund, all other funds in the Master Trust are participant directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment amounts as of July 1, 2002 and December 31, 2001are presented below:

                                                (DOLLARS IN THOUSANDS)

                                               JULY 1,      DECEMBER 31,
                                                2002           2001
                                                ----           ----
NET ASSETS
   Cash and temporary investments             $      --      $      14
   Common stock -- Pharmacia Corporation             --        830,595
                                              ---------      ---------
   TOTAL ASSETS                                      --        830,609

   Accrued expenses                                  --            113
   ESOP debt                                         --         69,316
                                              ---------      ---------
   TOTAL LIABILITIES                                 --         69,429
                                              ---------      ---------
NET ASSETS                                    $      --      $ 761,180
                                              =========      =========

                                                       (DOLLARS IN
                                                        THOUSANDS)

                                                       PERIOD FROM
                                                        JANUARY 1,
                                                         2002 TO
                                                       JULY 1, 2002
                                                       ------------
CHANGES IN NET ASSETS:
   Contributions                                         $    4,792
   Loan payments                                                 14
   Interest                                                     149
   Dividends                                                  5,127
   Net depreciation                                         (94,597)
   Benefit payments                                         (27,951)
   Interest on ESOP debt                                     (2,089)
   Interfund transfers                                      (15,100)
   Asset transfers, net to New Pharmacia Plan              (250,957)
   Asset transfers, net to Monsanto SIP Plan               (380,568)
                                                         ----------
TOTAL                                                    $ (761,180)
                                                         ==========

4.    Information Regarding Tax Status

      Pharmacia has received a determination letter dated May 21, 2001 from the Internal Revenue Service (IRS) indicating that the Plan was in compliance with the applicable requirements of the Internal Revenue Code.

5.    Transfer to New Pharmacia Plan

      Effective July 1, 2002, the Plan's net assets were transferred to the New Pharmacia Plan. Forfeited non-vested accounts totaling $1.4 million were included within the $1.3 billion transferred out to the New Pharmacia Plan.

6.    Related-Party Transactions

      For the period from January 1, 2002 to July 1, 2002, the Master Trust purchased 1,320,484 shares of Pharmacia Common Stock with a fair market value of $54,406,128 and sold 2,006,864 shares for proceeds of $84,001,820, resulting in a gain of $8,180,378. At December 31, 2001 the Plan owned 21,905,232 shares of Pharmacia common stock at a cost of $539,515,734. In addition, funds are invested in a short-term investment fund managed by The Northern Trust Company, the trustee for the Master Trust and the Plan. At December 31, 2001 the fair value of the Northern Trust Company short-term investment account was $33,466,247. For the period January 1, 2002 to July 1, 2002, the Master Trust purchased short-term investment funds with a fair market value of $318,269,961 and sold short-term investment funds for proceeds of $327,272,556.

7.    Subsequent Event

      Effective July 15, 2002, Pharmacia Corporation and Pfizer Inc. announced that they had signed a definitive agreement for Pfizer Inc. to acquire Pharmacia Corporation in a stock-for-stock transaction, which is expected to close once the appropriate shareholder and regulatory approval have been received.

                                   * * * * * *

                            Pharmacia Corporation
                                Exhibit Index

NUMBER       DESCRIPTION
-------      ------------

23.1         Consent of Independent Accountants, PricewaterhouseCoopers LLP



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               PHARMACIA CORPORATION SAVINGS AND INVESTMENT PLAN


                                         By:  /s/
                                         ---------------------------------------
                                         Robert G. Thompson
                                         Pharmacia Corporation
                                         Senior Vice President and Controller


December 20, 2002